Yucheng Reports Unaudited First Quarter Financial Results

BEIJING, May15, 2012 /PRNewswire-Asia-FirstCall / -- Yucheng Technologies Limited (Nasdaq: YTEC) ("Yucheng," the "Company," "we," "us" and "our"), a leading provider of IT Solutions to the financial services industry in China, today announced unaudited financial results for the first quarter ended March 31, 2012.

•	First quarter software & solutions revenues of US$15.0 million, an increase of 56.1% year over year;

•	First quarter net revenue of US$16.5million, an increase of 43.7% year over year, and first quarter net revenue (Non-GAAP)[1] of US$16.5 million, an increase of 43.7% year over year;

•	First quarter operating income of US0.2 million, an increase of 14.5% year over year, and first quarter operating income(Non-GAAP)[4]of US$0.9million, an increase of 89.6% year over year;

•	First quarter operating margin of revenue of 1.2%, as compared to 1.6% in the prior year period, and first quarter operating margin of net revenue (Non-GAAP)[5] of 5.2%, as compared to 3.9% in the prior year period;

•	First quarter net loss of US$0.5 million, or loss of US$0.03 per share, as compared to net income of US$27.6thousand, or US$0.00 per share in the prior year period, and first quarter net income (Non-GAAP)[6] of US$0.1 million, or US$0.01 per share, as compared to US$0.3 million, or US$0.02 per share in the prior year period;

“We continued the strong growth in software & solutions revenues at the rate of 56.1% in the quarter, offsetting the negative impact from the declining revenues in platform &maintenance services businesses. On the other hand, increasing costs, notably increasing wages, more subcontracting to strategic partners, and research and development costs, caused declining gross margin compared with last year. We expect this trend to continue in the second quarter and rest of the year,” said Mr. Weidong Hong, CEO of Yucheng Technologies. “Although the margin pressure will be persistent in the near term, we are also seeing gradual pricing increase from our customers that will mitigate partially the pressure. As a result, we are still comfortable with our full year guidance. Furthermore, we are optimistic about the long term potential of the company with our leading position in the industry.”

First Quarter 2012 Financial Results

Total revenues for the first quarter of 2012 were US$16.5million, an increase of 43.7% year over year and a decrease of 45.2% sequentially. Net revenues (non-GAAP)for the first quarter of 2012 were US$16.5 million, an increase of 43.7% year over year and a decrease of 45.2% sequentially. The year over year increase in revenues was primarily due to the strong demand from our customers for our software solutions. The sequential decrease in revenues reflected the inherent seasonality.

Gross margin for the first quarter of 2012 was 43.8%, compared to 50.6% in the prior year period and 43.7% in the previous quarter. Gross margin of net revenues (non-GAAP)2 for the first quarter of 2012was 43.8%, compared to 50.6% in the prior year period and 43.7% in the previous quarter. The decrease in gross margin year over year was due mainly to the increase in labor costs, higher research and development costs, the decrease of resale services and increased subcontracting to our strategic partner where our margin is significantly lower.

Software & solutions revenues for the first quarter of 2012 were US$15.0 million, an increase of 56.1% year over year and a decrease of 44.3% sequentially to reflect the inherent seasonality. Gross margin of the software & solutions business for the first quarter of 2012 was 43.0%, compared to 48.3% in the prior year period and 43.0% in the previous quarter. The decrease in the gross margin was primarily due to the increase in labor costs, higher research and development costs, and increased subcontracting to our strategic partner where our margin is significantly lower.

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Platform & maintenance services revenues for the first quarter of 2012 were US$1.5 million, compared to US$1.9 million in the prior year period and US$3.2 million in the previous quarter. Net revenues of platform & maintenance services (non-GAAP) for the first quarter of 2012 were US$1.5 million, compared to US$1.9 million in the prior year period and US$3.2 million in the previous quarter.

Gross margin of platform & maintenance services business for the first quarter of 2012 was 51.2%, compared to 62.7% in the prior year period and 49.9% in the previous quarter. Gross margin of net revenues (non-GAAP)for platform maintenance services in first quarter of 2012 was 51.2%, compared to 62.7% in the prior year period and 49.2% in the previous quarter. The decrease in gross margin (non-GAAP) was due mainly to the decrease of resale services.

Total operating expenses for the first quarter of 2012 increased 24.6% year over year and decreased 24.2% sequentially to US$7.0 million. Total operating expenses (non-GAAP)3 for the first quarter of 2012 increased 18.8% year over year and decreased 27.1% sequentially to US$6.4 million. The year-over-year increase was attributable mainly to the increase of labor costs， rental fees, and research and development expenses for enhancing our research and development capability.

Income from continuing operations for the first quarter of 2012 was US$0.2 million, compared to US$0.2 million in the prior year period and US$3.9 million in the previous quarter. Income from continuing operations (non-GAAP) for the first quarter of 2012 was US$0.9 million, compared to US$0.5 million in the prior year period and US$4.4 million in the previous quarter.

Operating margin of total revenue was 1.2% for the first quarter of 2012, compared to 1.6% in the prior year period and 13.0% in the previous quarter. Operating margin of net revenues (non-GAAP) was 5.2% for the first quarter of 2012, compared to 3.9% in the prior year period and 14.7% in the previous quarter.

In the first quarter of 2012, the Company recorded net loss of US$0.5 million, or loss of US$0.03per diluted share, compared to US$27.6 thousand, or US$0.00 per diluted share in the prior year period and net income of US$3.0 million, or US$0.16 per diluted share in the previous quarter.

Net income (non-GAAP) was US$0.1 million in the first quarter of 2012 or US$0.01 per diluted share. Net income (non-GAAP) in the prior year period was US$0.3 million or US$0.02 per diluted share. Net income (non-GAAP) in the previous quarter was US$3.5 million or US$0.18 per diluted share.

As of March 31, 2012, Yucheng had cash and cash equivalents and restricted cash totaling US$14.1 million, compared to US$32.5 million as of December31, 2011 and US$16.0 million as of March 31, 2011.Operating cash flow in the firstquarter of 2012 was a net outflow of US$18.4million.

Business Outlook

For the quarter ending June 30, 2012, Yucheng expects net revenue (non-GAAP) to be approximately US$19.0 million and net income (non-GAAP) per share of US$0.10.

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YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets(Unaudited)
March 31, 2012 and Dec 31, 2011

	2012.03.31	2011.12.31
	USD	USD

Assets
Current assets:
Cash and cash equivalents	14,075,661	32,503,415
Trade accounts receivable, net	43,083,117	38,811,858
Costs and estimated earnings in excess of billings on uncompleted contracts	29,002,458	26,882,642
Due from related parties	2,390,622	1,989,818
Inventories	3,389,124	170,952
Pre-contract costs	6,421,658	3,937,775
Other current assets	8,299,062	8,987,693
Deferred tax assets	211,134	210,913

Total current assets	106,872,836	113,495,066

Investments under equity method	4,972,177	5,369,949
Properties and equipment	8,825,907	8,800,683
Less: Accumulated depreciation	(4,456,969)	(4,188,825)
Properties and equipment, net	4,368,938	4,611,858
Intangible assets, net	6,279,899	6,484,638
Goodwill	30,028,693	29,997,238
Deferred tax assets	94,231	91,157

Total assets	152,616,774	160,049,906

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YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Balance Sheets (Unaudited continued)
March 31, 2012 and Dec 31, 2011

	2012.03.31	2011.12.31
	USD	USD

Liabilities and stockholders' equity
Current liabilities:
Short term borrowings	12,709,912	19,037,556
Trade accounts payables	5,663,655	15,471,807
Billings in excess of costs and estimated earnings on uncompleted contracts	5,919,646	5,962,613
Employee and payroll accruals	6,238,997	3,101,855
Dividends payable to ex-owners	12,231	12,218
Due to related parties	1,414,756	239,012
Income taxes payable	429,090	417,065
Other current liabilities	14,742,859	10,250,995
Deferred tax liabilities	361,587	363,994

Total current liabilities	47,492,733	54,857,115

Deferred tax liabilities	235,303	225,444

Total liabilities	47,728,036	55,082,559

Stockholders' equity
Preferred stock, $0.0001 par value, authorized 2,000,000 shares and none issued;
Common stock, $0.0001 par value, authorized 60,000,000 shares; 18,941,417 shares and 18,941,417 shares issued and outstanding as of Dec 31, 2011 and March 31, 2012	3,178,789	3,175,459
Additional paid-in capital	65,765,719	65,245,341
Reserves	9,109,916	9,100,374
Retained earnings	27,426,206	27,944,804
Accumulated other comprehensive loss	(574,552)	(569,733)

Total YTEC stockholders' equity	104,906,078	104,896,245

Non-controlling interests	(17,340)	71,102

Total stockholders' equity	104,888,738	104,967,347

Liabilities and stockholders' equity	152,616,774	160,049,906

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YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income(Unaudited)

	Three months Ended Mar.31
	2012	2011
	USD	USD

Revenues:
Software & solutions	15,016,961	9,617,915
Platform services	0	0
Maintenance services	1,513,902	1,883,575

Total revenues	16,530,863	11,501,490

Cost of revenues:
Software & solutions	(8,555,290)	(4,974,529)
Platform services	(1,589)	0
Maintenance services	(737,500)	(702,840)

Total cost of revenues	(9,294,379)	(5,677,369)

Gross profit	7,236,484	5,824,121

Operating expenses:
Research and development	(870,028)	(545,591)
Selling and marketing	(1,352,421)	(1,404,311)
General and administrative	(4,808,746)	(3,694,961)

Total operating expenses	(7,031,195)	(5,644,863)

Income from continuing operations	205,289	179,258

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YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Income (Unaudited continued)

	Three months Ended Mar.31
	2011	2010
	USD	USD

Other income (expenses):
Interest income	43,390	13,519
Interest expense	(283,883)	(195,149)
Loss from equity method investees	(403,403)	(22,476)
Loss on disposal of intangible assets and fixed assets	0	(205)
Other income , net	2,540	142

Income (loss) before income tax and minority interests	(436,067)	(24,911)

Income tax expense	(200,350)	(82,380)
Net loss attributable to non-controlling interests	88,517	134,875

Net (loss) income	(547,900)	27,584

Weighted average common shares outstanding
Basic	19,798,120	18,560,014
Diluted	19,804,702	18,949,359

Earnings per share
Basic	(0.03)	0.00
Diluted	(0.03)	0.00

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YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows(Unaudited)
Three Months Ended Mar 31

	2012	2011
	USD	USD

Cash flows from operating activities:
Net income (loss)	(547,900)	27,584
Adjustments to reconcile net income to net cash used in operating activities:

Depreciation	263,752	254,356
Amortization	551,324	380,282
Loss on disposal intangible assets and fixed assets	0	711
Non-controlling interests	(88,518)	(134,875)
Loss from equity method investees	403,403	22,476
Increase in trade accounts receivable, net	(4,230,237)	(931,607)
(Increase) Decrease in costs and estimated earnings in excess of billing on uncompleted contracts	(2,091,628)	281,739
(Increase) Decrease in due from related parties	168,231	(23,187)
Increase in inventories	(3,217,993)	(2,407,836)
Increase in pre-contract costs	(2,479,755)	(2,348,960)
Increase in other current assets	(455,592)	(4,567,559)
Increase in deferred tax assets - Non-current	(2,979)	(1,996)
Decreasein trade accounts payable	(9,824,762)	(727,687)
Decreasein billings in excess of costs and estimated earnings on uncompleted contracts	(49,219)	(1,754,156)
Increase in employee and payroll accruals	3,133,891	1,664,934
Increase in income taxes payable	11,588	87,514
Increase in due to related parties	994,560	131,197
Increase in other current liabilities	4,468,354	2,594,275
Increase (Decrease) in deferred tax liabilities	6,834	(3,596)
Stock based compensation to employees	432,702	227,989

Net cash used in operating activities	(12,553,944)	(7,228,402)

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YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES
Consolidated Statements of Cash Flows (Unaudited continued)
Three Months Ended Mar 31

	2012	2011
	USD	USD

Cash flows from investing activities:
Capital expenditures	(355,781)	(957,355)
Payment of purchase of subsidiaries, net of cash acquired	0	(18,359)
Advances to investments under equity method	814,171	0
Investment in equity method investments	0	(800,744)
Proceeds from disposal of fixed assets	0	684
Proceeds from disposal of investments under equity method	0	1,715,881

Net cash provided by (used in) investing activities	458,390	(59,893)

Cash flows from financing activities:
Repayment of capital leases	0	(29,686)
Proceeds from bank borrowings	11,121,173	4,895,980
Repayments of bank borrowings	(17,468,780)	(6,100,909)

Net cash used in financing activities	(6,347,607)	(1,234,615)

Effect of exchange rate changes on cash and cash equivalent	15,407	0

Net increase in cash and cash equivalents	(18,427,754)	(8,522,910)

Cash and cash equivalents at beginning of period	32,503,415	24,542,295
Cash and cash equivalents at the end of period	14,075,661	16,019,385

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Firstquarter 2012Conference Call Details

Yucheng Management will conduct a conference call to discuss the financial results ofthe three-month period ended March 31, 2012 on, May 15, 2012 at 8:00AM EDT/ 8:00PM BJT.

To participate, please dial one of the local access numbers, listed below, ten minutes prior to the scheduled start of the call. The conference call identification number is 8899.

US	+1 866 636 3243

China Toll Free Number:	800 888 0221

China Toll Number:	400 678 3355

Hong Kong Toll Number:	+852 3005 1322

All Other Participants:	+86 10 5851 2626

A recording of the call will be accessible within 48 hours on the Investor Relations section of the Yucheng's website at http://www.yuchengtech.com/english/success.php?classid=41.

About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ:YTEC - News) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network with approximately 2,800 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. The independent research firm IDC named Yucheng the No. 1 market share leader in China's Banking IT solution market in 2010. For more information about Yucheng Technologies Limited, please visit www.yuchengtech.com.

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Reconciliation of non-GAAP Measures

This earnings release presents the following "non-GAAP financial measures" as defined by applicable U.S. securities regulations. The presentation of these non-GAAP financial measures is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. The non-GAAP financial measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors' overall understanding of the Company's current financial performance and prospects for the future.  These non-GAAP measures have limitations, however, because they do not include all items of income and expenses that impact the Company's operations.  Management compensates for these limitations by also considering the Company's GAAP results.  The non-GAAP financial measures the Company uses are not prepared in accordance with, and should not be considered an alternative to measurements required by GAAP and should not be considered measures of the Company's liquidity.  Pursuant to relevant regulatory requirements, we are providing the following reconciliations of the non-GAAP financial measures to the most directly comparable GAAP measures.

(1) Net revenue (non-GAAP)

Yucheng's net revenue (non-GAAP) represents total revenue net of third party hardware and software costs that are passed through to our customers. We believe total revenues net of third party hardware and software costs more accurately reflects our core business, which is the provision of software solutions and services, and provides transparency to our investors. It is also the same measure used by our management to evaluate the competitiveness and development of our business.

Reconciliation of net revenues (non-GAAP) to GAAP total revenues
	2012 Q1	2011 Q1	2011 Q4
	(in US dollar thousands)
Total Revenues (GAAP)	16,531	11,501	30,145
Third Party Hardware Costs	2	0	-41
Net Revenue (non-GAAP)	16,529	11,501	30,187

Reconciliation of net revenues of platform & maintenance services (non-GAAP) to GAAP total revenues of platform & maintenance services
	2012 Q1	2011 Q1	2011 Q4
	(in US dollar thousands)
Total Revenues of platform & maintenance services(GAAP)	1,514	1,884	3,174
Third Party Hardware Costs	2	0	-41
Net Revenue of platform & maintenance services(non-GAAP)	1,512	1,884	3,215

(2) Gross margin of net revenue (non-GAAP)

Gross margin of net revenues (non-GAAP) is calculated by dividing gross profit by net revenue (non-GAAP). We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance. Management uses the gross margin of net revenue (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP gross margin and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

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Reconciliation of Gross margin (non-GAAP) to GAAP Gross margin
	2012 Q1	2011 Q1	2011 Q4
Gross margin (GAAP)	43.8%	50.6%	43.7%
Third Party Hardware Costs	0.0%	0.0%	0.0%
Gross margin (non-GAAP)	43.8%	50.6%	43.7%

Reconciliation of Gross margin (non-GAAP) for platform & maintenance services to GAAP Gross margin for platform & maintenance services
	2012 Q1	2011 Q1	2011 Q4
Gross margin (GAAP)	51.2%	62.7%	49.9%
Third Party Hardware Costs	0.0%	0.0%	-0.6%
Gross margin (non-GAAP)	51.2%	62.7%	49.2%

(3) Operating expenses (non-GAAP)

Operating expenses (non-GAAP) excludes stock-based compensation and amortization of acquired intangible assets related to previous acquisitions. We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the operating expenses (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP operating expensesand other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Operating expenses (non-GAAP) to GAAP Operating expenses
	2012 Q1	2011 Q1	2011 Q4
	(in US dollar thousands)
Operating expenses (GAAP)	7,031	5,645	9,279
Stock based compensation	433	228	122
Amortization of acquired intangible assets	218	44	408
Operating expenses (non-GAAP)	6,381	5,373	8,749

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(4) Operating income (non-GAAP)

Operating income (non-GAAP) excludes stock-basedcompensation and amortization of acquired intangible assets related to previous acquisitions. We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the operating income (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP operating income and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Operating income (non-GAAP) to GAAP Operating income
	2012 Q1	2011 Q1	2011 Q4
	(in US dollar thousands)
Operating income (GAAP)	205	179	3,905
Stock based compensation	433	228	122
Amortization of acquired intangible assets	218	44	408
Operating income (non-GAAP)	856	451	4,435

(5) Operating margin of net revenue (non-GAAP)

Operating margin of net revenue (non-GAAP) is calculated by dividing operating income, excluding amortization of acquired intangible assets and stock-based compensation expenses, divided by net revenue (non-GAAP). We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the operating margin of net revenue (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP operating margin and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Operating margin (non-GAAP) to GAAP Operating margin
	2012 Q1	2011 Q1	2011 Q4
Operating margin (GAAP)	1.2%	1.6%	13.0%
Stock based compensation	2.6%	2.0%	0.4%
Amortization of acquired intangible assets	1.3%	0.4%	1.4%
Third Party Hardware Costs	0.0%	0.0%	0.0%
Operating margin (non-GAAP)	5.2%	3.9%	14.7%

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(6) Net income (non-GAAP)

Net income(non-GAAP) excludes stock-based compensation and amortization of acquired intangible assets related to the previous acquisitions.  We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the net income (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes the Company's net income (non-GAAP) measure, when read in conjunction with the Company's GAAP net income measure and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of net income attributable to Yucheng (non-GAAP) to GAAP net income
	2012 Q1	2011 Q1	2011 Q4
	(in US dollar thousands)
Net Income (GAAP)	-548	28	2,989
- Stock based compensation	433	228	122
- Amortization of acquired intangible assets	218	44	408
Net Income (non-GAAP)	102	300	3,520

(7) Net income (non-GAAP)per diluted share

Net income (non-GAAP) per diluted share is calculated by dividing net income (non-GAAP) (which as discussed above excludes stock-based compensation expenses and amortization of acquired intangible assets) by the same number of weighted average shares outstanding used in the computation of net income per diluted share. Management believes that net income (non-GAAP) per diluted share, when used in conjunction with the Company's GAAP net income per diluted share, provides useful information to investors for the same reasons discussed above regarding net income (non-GAAP). In addition, net income (non-GAAP) per diluted share allows investors to evaluate the Company's operating performance from period to period on a per share basis, thus providing a useful basis for assessing the Company's value on a per share basis.

Reconciliation of net income (non-GAAP) per diluted share to GAAP net income per diluted share
	2012 Q1	2011 Q1	2011 Q4
	(in US dollar)
GAAP net income Per diluted Share	-0.03	0.00	0.16
- Stock based compensation	0.02	0.01	0.01
- Amortization of acquired intangible assets	0.01	0.00	0.02
Non-GAAP net income Per diluted Share	0.01	0.02	0.18

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Cautionary Note Regarding Forward-Looking Statements

The information contained in this document is as ofMay 15, 2012. Yucheng assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; and operating a business in the PRC with its changing economic and regulatory environment. A further list and description of these risks, uncertainties, and other matters can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, and in our interim current reports on Form 6-K filed with the United States Securities and Exchange Commission and available at www.sec.gov.

For more information about Yucheng, please visit www.yuchengtech.com.

For investor and media inquiries, please contact:

In China:

Mr. Steve Dai
Yucheng Technologies Limited
Tel: +86-10-5913-7889
Email: investors@yuchengtech.com

1 Net revenue (non-GAAP) measures used in this press release represents total revenue net of third-party hardware and software costs.

2 Gross margin of net revenue (non-GAAP) is calculated by dividing gross profit by net revenue (non-GAAP).

3 Operating expenses (non-GAAP) is calculated by excluding stock-based compensation expenses and amortization of acquired intangible assets.

4 Income from operations (non-GAAP) is calculated by subtract operating expenses (non-GAAP) from gross profits.

5 Operating margin of net revenue (non-GAAP) is calculated by dividing operating income, excluding amortization of acquired intangibles and stock-based compensation expenses, divided by net revenue (non-GAAP)

6 Net income (non-GAAP) measures exclude stock-based compensation expenses, amortization of acquired intangible assets, impairment loss on investment, after-tax dividend income and non-recurring merger related expenses

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